Richard B. Aftanas, P.C. To Call Writer Directly: (212) 446-4722 richard.aftanas@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 12, 2019

VIA EDGAR TRANSMISSION

Ms. Sherry Haywood
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Amcor plc
Amendment No. 2 to Draft Registration Statement on Form S-4
Confidentially Submitted February 21, 2019
CIK No. 0001748790

Dear Ms. Haywood:

On behalf of our client Amcor plc, a public limited company incorporated under the Laws of the Bailiwick of Jersey (“Amcor”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 6, 2019, relating to Amendment No. 2 to the Draft Registration Statement on Form S-4 of Amcor (CIK No. 0001748790) confidentially submitted to the Commission on February 21, 2019 (the “February 21 Draft”). We are concurrently publicly filing via EDGAR a Registration Statement on Form S-4 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the February 21 Draft.

Set forth below are Amcor’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below and is followed by Amcor’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

Risks Relating to Being a Jersey, Channel Islands Company Listing Ordinary Shares U.S. shareholders may not be able to…parties named in this proxy/prospectus., page 64

1.                                      Staff’s comment: Please revise to clarify whether this provision will apply to claims arising under the federal securities laws.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on page 64 of the Registration Statement to clarify that the exclusive forum provision in New Amcor’s Articles of Association will not prevent derivative shareholder actions based on claims arising under United States federal securities laws from being brought in a United States court and additional detail related thereto.

Business Overview of New Amcor
Business Strategy, page 198

2.              Staff’s comment: We note you present Amcor and Bemis’ combined cash flow after capital expenditures and before dividends, when adjusted to include $180 million of pre-tax annual net cost synergies expected to be ultimately realized in connection with the transaction (but excluding estimated integration or other transaction costs). Please tell us how the presentation of this measure complies with the disclosure requirements of Item 10(e) of Regulation S-K and Question 100.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Ensure you specifically address the appropriateness of including estimated cost synergies without estimated integration costs or additional capital expenditures that would appear necessary to achieve such synergies.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on page 198 of the Registration Statement to remove the presentation of the expected future synergies measure and present instead Amcor and Bemis’ combined cash flow from operating activities for the twelve months ended June 30, 2018. The presented combined cash flow measure is exclusive of the $180 million of pre-tax annual net cost synergies, estimated integration and other transaction costs.

General

3.              Staff’s comment: We note that Part III of Bemis Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018 incorporates by reference portions of its proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until Bemis Company has amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01.

Response: Amcor acknowledges the Staff’s comment and respectfully submits that the proxy statement/prospectus forming part of Amcor’s Registration Statement on Form S-4 will constitute a complete Securities Act Section 10(a) prospectus without incorporation of the relevant portions that would be incorporated by reference from either Bemis’ definitive proxy statement or an amendment to its Form 10-K. We believe it would be consistent with the form requirements of Form S-4 and Staff guidance regarding primary offerings by well-known seasoned issuers (“WKSIs”), such as Bemis, for the Staff to accelerate the effectiveness of Amcor’s Registration Statement without it setting forth or incorporating by reference the Bemis’ Part III disclosures.

The Staff’s comment references Securities Act Forms Compliance and Disclosure Interpretation 123.01 (“C&DI 123.01”). C&DI 123.01 sets forth the requirement that after a registrant files its Form 10-K for its most recent fiscal year, a non-automatic shelf registration statement on Form S-3 must incorporate by reference executive compensation disclosure and the other disclosures set forth in Part III of Form 10-K (“Part III information”) for the most recent fiscal year before the Staff will accelerate the effectiveness of the non-automatic shelf registration statement. This requirement is a natural consequence of Item 12(a)(1) of Form S-3, which requires that a registrant’s latest annual report on Form 10-K be incorporated by referenced into each Form S-3 filed by such registrant.

In contrast, Form S-4 does not require that the target company’s latest annual report on Form 10-K be incorporated into Form S-4. Indeed, there is no requirement that any of the target company’s Exchange Act filings be incorporated by reference into the Form S-4 (or even that the target company be a public company) (it is also noteworthy in this regard that C&DI 123.01 refers to information with respect to the “registrant” since Bemis here, as the target company, is not the registrant). Instead, Form S-4 permits the registrant (at the registrant’s sole option) to incorporate by reference the Exchange Act filings of certain target companies as a method of providing the disclosures that would otherwise be required under Item 17 of Form S-4.

Notably, the information required by Item 17 of Form S-4 does not specifically require any of the disclosures that would be included in Bemis’s Part III information. If Amcor had elected to comply with Item 17 of Form S-4 instead of relying on incorporation by reference, none of these disclosures would be required (other than to the limited extent required by Item 18(a)(7) and then these disclosures are only required “[w]ith respect to each person who will serve as a director or an executive officer of the surviving or acquiring company”). Item 17 reflects the Commission’s recognition of the fact that historical executive compensation information about a company is less relevant where such company is the target of a business combination (in which the focus of investors is on the registrant-acquiror and the terms of the transaction) than it would be if such company were conducting a primary offering of its own securities.(1)

As a result, Amcor respectfully submits that the proxy statement/prospectus forming part of the Registration Statement will constitute a complete Securities Act Section 10(a) prospectus and will comply with the requirements of Form S-4 without incorporation of Bemis’s Part III information. Thus, to risk delaying the effectiveness of the

(1)  Schedule 14A, which determines the disclosure requirements that would be applicable in an all-cash business combination, does not require inclusion of a target company’s historical executive compensation information, providing further evidence of the Commission’s recognition that such information lacks relevance to an investment decision about a business combination.

Registration Statement until Bemis’s Part III information is on file would be to add delay for the sake of disclosures that are not otherwise required by Form S-4 and that are not particularly relevant to the investment decision being made. We respectfully submit that delaying the effectiveness of the Registration Statement for the sake of such extraneous disclosures would not be in the bests interests of investors, particularly since it could result in delaying both the opportunity for shareholders to express their views on the merger at the Bemis Special Meeting and the opportunity for shareholders to receive the benefits of the transaction expected to be realized after closing.

Such an outcome would be anomalous in any case, but it is even more so given the fact that Bemis is a well-known seasoned issuer. C&DI 123.01 refers only to non-automatic shelf registration statements on Form S-3, which typically are filed only by non-WKSIs. Guidance with respect to automatic shelf registration statements filed by WKSIs is instead set forth in Securities Act Forms Compliance and Disclosure Interpretation 114.05 (“C&DI 114.05”). C&DI 114.05 provides that a WKSI may file and use an automatic shelf registration statement after filing its Form 10-K for its immediately concluded fiscal year even though the WKSI has not included or incorporated by reference Part III information for that fiscal year, so long as the WKSI determines that the prospectus set forth in the registration statement includes the information required by Securities Act Section 10(a) and Schedule A. Similarly, Securities Act Forms Compliance and Disclosure Interpretation 114.07 (“C&DI 114.07” and together with C&DI 114.05, the “WKSI C&DIs”) provides that a WKSI may file an automatic shelf registration statement during the pendency of a confidential treatment request so long as the registrant determines that the prospectus includes the information required by Securities Act Section 10(a) and the applicable rules thereunder. In contrast, issuers other than WKSIs must resolve all confidential treatment requests before the Staff will accelerate the effectiveness of a non-automatic shelf registration statement.

The key difference between C&DI 123.01 and the WKSI C&DIs is the status of the filer. The WKSI C&DIs reflect a determination by the Staff that a WKSI and its counsel are best positioned to determine whether a prospectus satisfies the requirements of Securities Act Section 10(a) and the applicable rules thereunder, while non-WKSIs must always provide Part III information for the most recent fiscal year after filing the Form 10-K for that fiscal year. This distinction reflects, in part, that WKSIs are typically better informed about disclosure requirements and that there is a greater amount of information available regarding such registrants. The same factors that underlie this distinction in the case of a WKSI registrant’s Form S-3 (which expressly requires incorporation of a registrant’s Form 10-K) apply even more so in the case of a WKSI target company’s information in another registrant’s Form S-4 (which does not require incorporation of the target company’s Form 10-K).

As discussed above, Amcor believes the Registration Statement will satisfy the requirements of Securities Act Section 10(a) and the applicable rules thereunder. For the foregoing reasons, we respectfully submit that the Staff should be in a position to accelerate the effectiveness of the Registration Statement without incorporation of Bemis’s Part III information.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 446-4722 or Jonathan Davis at (212) 446-4835.

Sincerely,

/s/ Richard B. Aftanas, P.C.
Richard B. Aftanas, P.C.

cc:                                Julie McPherson

Amcor plc

Sheri H. Edison

Bemis Company, Inc.

Jonathan Davis

Kirkland & Ellis LLP

Michael A. Stanchfield
Faegre Baker Daniels LLP

Amy C. Seidel

Faegre Baker Daniels LLP

Brandon C. Mason

Faegre Baker Daniels LLP